Filed by: Ligand Pharmaceuticals Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Ligand Pharmaceuticals Incorporated

Exchange Act File No. 001-33093

On November 6, 2009, Pharmacopeia, LLC (“Pharmacopeia”), a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated (together with Pharmacopeia, the “Company” or “Ligand”) provided notice to Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), that pursuant to the terms of the license agreement dated October 11, 2007 (the “License Agreement”) between BMS and Pharmacopeia Drug Discovery (now Pharmacopeia, LLC), Ligand is exercising its right to terminate the License Agreement without cause, effective three months following the date of delivery of written notice of such termination (or February 9, 2010).

Under the terms of the License Agreement, BMS provided the Company exclusive worldwide development and commercialization rights to a selective androgen receptor modulator, or SARM, program. There is no financial penalty for the Company associated with the termination of the License Agreement.